MATERIAL CHANGE REPORT

  Reporting Issuer

  Microcell Telecommunications Inc.
  1250 Rene-Levesque Blvd. West
  Suite 400
  Montreal, Quebec
  H3B 4W8

  Date of Material Change

  December 11, 2002

  Press Release

  Microcell Telecommunications Inc. ("Microcell") issued a press release with respect to a material change on December 11, 2002. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

  Microcell announced that two directors, Mr. James J. Healy and Mr. Dirk Mosa, have resigned.

  Full Description of Material Change

  Microcell announced that Mr. James J. Healy and Mr. Dirk Mosa, designated representatives of shareholder T-Mobile USA, Inc. (formerly VoiceStream Wireless Corporation) on Microcell's Board of Directors, have resigned. Mr. Healy and Mr. Mosa did not provide reasons for their resignations.

  The statements made in this material change report concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. Microcell cautions that actual future performance will be affected by a number of factors, including technological change, the process announced on August 9, 2002, regulatory change, and competitive factors, many of which are beyond Microcell's control. Therefore, future events and results may vary substantially from what Microcell currently foresees. Additional information identifying risks and uncertainties is contained in the Microcell's Annual Information Form for 2001 and in other filings with securities commissions in Canada and the United States.

  Reliance on Section 75(3)

  Not applicable.

  Omitted Information

  Not applicable

  Senior Officer

  The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 18th day of December, 2002 at Montreal, Quebec

(Signed) Jocelyn Cote
Jocelyn Cote
Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material Change Report dated December 10, 2002

News Release

For immediate release

MICROCELL ANNOUNCES THE RESIGNATION OF TWO BOARD MEMBERS

Montreal, December 11, 2002 - Microcell Telecommunications Inc. (TSX: MTI.B) today announced that Mr. James J. Healy and Mr. Dirk Mosa, designated representatives of shareholder T-Mobile USA, Inc. (formerly VoiceStream Wireless Corporation) on Microcell's Board of Directors, have resigned. Mr. Healy and Mr. Mosa did not provide reasons for their resignations.

About Microcell

Microcell Telecommunications Inc. is a major provider of telecommunications services in Canada dedicated solely to wireless. The Company offers a wide range of voice and high-speed data communications products and services to more than 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the stock symbol MTI.B.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca